UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-52531
CUSIP Number n/a

NOTIFICATION OF LATE FILING
(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: June 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________

PART I - REGISTRANT INFORMATION

Cavalier Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

2808 East North Street, Ste 27
Address of Principal Executive Office (Street and number)

Greenville, S.C. 29615
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Cavalier Holdings, Inc. (“Cavalier” or “we” or “our”) previously announced in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2007 that we were advised by Most & Company, LLP (“Mostco”) on August 8, 2007 that Mostco had combined its practice into Raich Ende Malter & Co. LLP (“Raich Ende”). Mostco therefore effectively resigned as our independent certified public accounting firm. We have since engaged Raich Ende as our independent certified public accounting firm to audit our financial statements. Due to the timing of Mostco's resignation and our subsequent engagement of Raich Ende as successor auditor, we require additional time to finalize our financial statements and to provide Raich Ende sufficient time to complete its review procedures in connection with such financial statements. As a result, we were not in a position to timely file our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 within the prescribed time period without unreasonable effort or expense. We do expect to file such Quarterly Report within the five-day extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leo Mentzelopoulos	864	292-3208

	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [] Yes [X ] No
Form 10-QSB for quarter ended March 31, 2007

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     [ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cavalier Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2007	By:
/s/ Leo Mentzelopoulos Name: Leo Mentzelopoulos Title: President